Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81, International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

February 5, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Mr. Ryan Rohn

Ms. Christine Dietz

Mr. Jeff Kauten

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huami Corporation (CIK No. 0001720446)

Registration Statement on Form F-1

Ladies and Gentlemen:

We hereby join Huami Corporation (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on February 7, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 867 copies of the Company’s preliminary prospectus dated January 26, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name:	James Perry
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

By:	/s/ Henry Tsai
Name:	Henry Tsai
Title:	Managing Director

[Signature Page to the Acceleration Request]